Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter ended June 30, 2022 under IFRS

IT Services delivers constant currency growth in revenues at 17.2% in YoY CC

New York, USA and Bangalore, India – July 20, 2022: Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading technology services and consulting company, announced financial results under International Financial Reporting Standards (IFRS) for the quarter ended June 30, 2022.

Highlights of the Results

Results for the Quarter ended June 30, 2022:

•	Gross Revenue was ₹215.3 billion ($2.7 billion1), an increase of 17.9% YoY

•	IT Services Segment Revenue was at $2,735.5 million, an increase of 13.3% YoY

•	Non-GAAP[2] constant currency IT Services segment revenue increased by 2.1% QoQ and 17.2% YoY

•	IT Services Operating Margin[3] for the quarter was at 15.0%, a decrease of 200 bps QoQ

•	Net Income for the quarter was ₹25.6 billion ($324.4 million1) and Earnings Per Share for the quarter was at ₹4.69 ($0.061)

•	Our closing strength of employees for IT Services was at 258,574, an increase of 15,446 QoQ

Performance for the Quarter ended June 30, 2022

Thierry Delaporte, CEO and Managing Director said, “We have made significant investments in Wipro’s growth engine and are very pleased with the outcomes. Our order bookings grew 32% YoY in Total Contract Value terms, powered by large transformational deals, and our pipeline today is at an all-time high. We continue to reinforce the investments that allow us to grow our business, remain agile in the market and efficient as an organization, while staying focused on serving our clients even better.”

Jatin Dalal, Chief Financial Officer said, “We are consistently investing in solutions and capabilities for our growth to further strengthen our position of being a strategic partner for our clients. At 15% of operating margins, we believe that we have bottomed out.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹79.02, as published by the Federal Reserve Board of Governors on June 30, 2022. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2022 was US$1= ₹77.81

2.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period
3.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials

Outlook for the quarter ending September 30, 2022

We expect Revenue from our IT Services business to be in the range of $2,817 million to $2,872 million*. This translates to a sequential growth of 3.0% to 5.0%.

*	Outlook is based on the following exchange rates: GBP/USD at 1.25, Euro/USD at 1.06, AUD/USD at 0.72, USD/INR at 76.60 and CAD/USD at 0.77

IT Services

Wipro continued its momentum in winning large deals with our customers as described below:

•

A large, US-based healthcare company has selected Wipro for the consolidation and transformation of its Commercial Claims Operations. This strategic partnership will provide the client with significant savings through best-in-class execution, transformation, process remodelling, and automation.

•	The global leader in sustainable stainless steel, Outokumpu, has signed a five-year deal of Application Management Services with Wipro to drive agile and application cloud transformation.

•

Wipro has entered a five-year engagement with Insignia Financial Limited, an ASX-listed Top 200 company and one of Australia’s leading financial services providers. Through this partnership, Wipro and Insignia Financial will focus on delivering innovative solutions, including efficient processes around technology and operations capabilities, superior end-customer outcomes as well as cost optimization.

•

Wipro has won a multi-year engagement with a global communications agency to build their future model for ERP and digitization. Wipro’s delivery centres in UK and India will build and scale operations to enhance the company’s capacity.

•

Wipro has won a multi-year contract with one of Australia’s largest financial services firms to provide application and infrastructure support services. Wipro will support the client’s technology transformation, improve efficiency and enhance customer experience.

Digital Services Highlights

We continue to see increasing traction in digital oriented and other strategic deals as illustrated below:

•	A leading Mobility Technology company has selected Wipro as an extension of their global engineering team to support them on the development of software defined vehicle applications.

•	A US-based multinational company has awarded Designit a managed services contract to provide a team of designers who will work with the company’s user experience team.

•	A global, athletic apparel and footwear company has selected Designit to re-imagine the customer experience and logistics of all its new retail store openings in North America.

•

A US-based multinational financial services corporation has selected Wipro to manage and transform the customer’s global application landscape with industry-leading practices and deliver enhanced consumer experiences.

Analyst Recognition

•	Wipro was recognized as a Leader in the 2022 Gartner ® Magic Quadrant™ for Finance and Accounting Business Process Outsourcing

•	Wipro was recognized as a Leader in Everest Group’s Healthcare Payer Digital Services and Life Sciences Operations PEAK Matrix® Assessment 2022

•	Wipro was named as a Leader in IDC MarketScape: Worldwide Intelligent Automation Services 2022 Vendor Assessment (Doc # US48061422, May 2022)

•	Wipro was recognized as a Leader in IDC MarketScape: Gulf Countries Cloud Professional Services 2022 Vendor Assessment (Doc # META47590721, May 2022)

•	Wipro was positioned as a Leader in multiple quadrants in ISG Provider Lens™ - Salesforce Ecosystem Partners 2022 - Germany and US

•	Wipro is recognized amongst the top ten service providers in Whitelane IT Sourcing Study 2022 - UK

•	Wipro was rated as a Leader in Avasant Retail Digital and Banking Digital Services RadarView™ 2022 - 2023

•	Wipro was rated as a Leader in Avasant Salesforce, Internet of Things, Risk and Compliance, Cybersecurity and Banking Process Transformation Services RadarView™ 2022

•	Wipro was recognized as a Leader in Avasant Multisourcing Service Integration RadarView™ 2021 - 2022

•	Wipro was recognized as a Leader in Avasant Applied AI and Advanced Analytics Services RadarView™ 2021

Disclaimer: Gartner, “Magic Quadrant for Finance and Accounting Business Process Outsourcing”, Sanjay Champaneri, et al, 27 June 2022. GARTNER and MAGIC QUADRANT are registered trademarks and service marks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner’s research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	IT Products segment revenue for the quarter was ₹1.9 billion ($24.6 million1)

•	IT Products segment results for the quarter was a loss of ₹0.06 billion ($0.70 million1)

India business from State Run Enterprises (ISRE)

•	India SRE segment revenue for the quarter was ₹1.5 billion ($19.3 million1)

•	India SRE segment results for the quarter was a profit of ₹0.17 billion ($2.2 million1)

Please refer to the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the Quarter ended June 30, 2022, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:30 p.m. Indian Standard Time (10:00 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=WIP220720

An audio recording of the management discussions and the question-and-answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading technology services and consulting company focused on building innovative solutions that address clients’ most complex digital transformation needs. Leveraging our holistic portfolio of capabilities in consulting, design, engineering, and operations, we help clients realize their boldest ambitions and build future-ready, sustainable businesses. With over 240,000 employees and business partners across 66 countries, we deliver on the promise of helping our customers, colleagues, and communities thrive in an ever-changing world. For additional information, visit us at www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Purnima Burman
Phone: +91-80-6142 7139	Phone: +91-80-6142 6143	Phone: +91-80-6142 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	purnima.burman@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #

(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2022	As at June 30, 2022
			Convenience translation into US dollar in millions Refer footnote in page 1
ASSETS
Goodwill	246,989	296,126	3,747
Intangible assets	43,555	49,199	623
Property, plant and equipment	90,898	91,676	1,160
Right-of-Use assets	18,870	18,789	238
Financial assets
Derivative assets	6	2	^
Investments	19,109	21,336	270
Trade receivables	4,765	4,565	58
Other financial assets	6,084	6,340	80
Investments accounted for using the equity method	774	791	10
Deferred tax assets	2,298	3,848	49
Non-current tax assets	10,256	10,237	130
Other non-current assets	14,826	14,898	189

Total non-current assets	458,430	517,807	6,554

Inventories	1,334	1,678	21
Financial assets
Derivative assets	3,032	3,678	47
Investments	241,655	226,564	2,867
Cash and cash equivalents	103,836	82,828	1,048
Trade receivables	115,219	127,312	1,611
Unbilled receivables	60,809	66,640	843
Other financial assets	42,914	12,969	164
Contract assets	20,647	24,969	316
Current tax assets	2,373	3,734	47
Other current assets	28,933	34,701	439

Total current assets	620,752	585,073	7,403

TOTAL ASSETS	1,079,182	1,102,880	13,957

EQUITY
Share capital	10,964	10,965	139
Share premium	1,566	1,658	21
Retained earnings	551,252	576,094	7,290
Share-based payment reserve	5,258	6,410	81
Special Economic Zone re-investment reserve	47,061	47,992	607
Other components of equity	42,057	43,772	554

Equity attributable to the equity holders of the Company	658,158	686,891	8,692
Non-controlling interests	515	415	5

TOTAL EQUITY	658,673	687,306	8,697

LIABILITIES
Financial liabilities
Loans and borrowings	56,463	58,862	745
Lease liabilities	15,177	15,033	190
Derivative liabilities	48	146	2
Other financial liabilities	2,961	2,504	32
Deferred tax liabilities	12,141	14,062	179
Non-current tax liabilities	17,818	16,237	205
Other non-current liabilities	7,571	8,244	104
Provisions	1	^	^

Total non-current liabilities	112,180	115,088	1,457

Financial liabilities
Loans, borrowings and bank overdrafts	95,233	115,330	1,460
Lease liabilities	9,056	8,652	109
Derivative liabilities	585	5,022	64
Trade payables and accrued expenses	99,034	88,480	1,120
Other financial liabilities	33,110	6,081	77
Contract liabilities	27,915	26,377	334
Current tax liabilities	13,231	21,105	267
Other current liabilities	27,394	26,872	340
Provisions	2,771	2,567	32

Total current liabilities	308,329	300,486	3,803

TOTAL LIABILITIES	420,509	415,574	5,260

TOTAL EQUITY AND LIABILITIES	1,079,182	1,102,880	13,957

^	Value is less than 1

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2021	2022	2022
			Convenience translation into US dollar in millions Refer footnote in page 1
Revenues	182,524	215,286	2,724
Cost of revenues	(127,567)	(155,600)	(1,969)

Gross profit	54,957	59,686	755
Selling and marketing expenses	(13,017)	(15,359)	(194)
General and administrative expenses	(10,530)	(13,471)	(170)
Foreign exchange gains/(losses), net	1,160	1,034	13
Other operating income	2,150	—	—

Results from operating activities	34,720	31,890	404
Finance expenses	(746)	(2,045)	(26)
Finance and other income	4,619	3,690	47
Share of net profit/ (loss) of associates accounted for using the equity method	7	(15)	^

Profit before tax	38,600	33,520	425
Income tax expense	(6,225)	(7,931)	(100)

Profit for the period	32,375	25,589	325

Profit attributable to:
Equity holders of the Company	32,321	25,636	326
Non-controlling interests	54	(47)	(1)

Profit for the period	32,375	25,589	325

Earnings per equity share:
Attributable to equity holders of the Company
Basic	5.92	4.69	0.06
Diluted	5.90	4.67	0.06
Weighted average number of equity shares used in computing earnings per equity share
Basic	5,462,996,981	5,471,449,783	5,471,449,783
Diluted	5,476,992,662	5,485,057,994	5,485,057,994

^	Value is less than 1

Additional Information:

Particulars	Three months ended			Year ended
	June 30, 2022	March 31, 2022	June 30, 2021	March 31, 2022
	Audited	Audited	Audited	Audited
Revenue
IT Services
Americas 1	61,702	58,342	49,683	217,874
Americas 2	66,613	63,963	55,105	239,404
Europe	60,276	60,743	54,461	233,443
APMEA	24,257	23,560	21,232	91,103

Total of IT Services	212,848	206,608	180,481	781,824
IT Products	1,946	1,201	1,311	6,173
ISRE	1,526	1,868	1,937	7,295
Reconciling Items	—	(2)	(45)	(3)

Total Revenue	216,320	209,675	183,684	795,289

Other operating income
IT Services	—	7	2,150	2,186

Total Other operating income	—	7	2,150	2,186

Segment Result
IT Services
Americas 1	11,030	11,530	9,379	42,820
Americas 2	12,454	12,150	11,350	47,376
Europe	7,374	9,056	8,325	35,739
APMEA	1,604	1,946	3,066	10,523
Unallocated	(630)	361	56	434
Other operating income	—	7	2,150	2,186

Total of IT Services	31,832	35,050	34,326	139,078

IT Products	(55)	(22)	(53)	115
ISRE	173	171	475	1,173
Reconciling Items	(60)	(88)	(28)	(80)

Total Segment result	31,890	35,111	34,720	140,286
Finance expenses	(2,045)	(1,717)	(746)	(5,325)
Finance and Other Income	3,690	3,946	4,619	16,257
Share of net profit/ (loss) of associates accounted for using the equity method	(15)	(16)	7	57

Profit before tax	33,520	37,324	38,600	151,275

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: As announced on November 12, 2020, effective January 1, 2021, the Company re-organized IT Services segment.to four Strategic Market Units (“SMUs”) - Americas 1, Americas 2, Europe and Asia Pacific Middle East Africa (“APMEA”).

Americas 1 and Americas 2 are primarily organized by industry sector, while Europe and APMEA are organized by countries.

Americas 1 includes Healthcare and Medical Devices, Consumer Goods and Lifesciences, Retail, Transportation and Services, Communications, Media and Information services, Technology Products and Platforms, in the United States of America and entire business of Latin America (“LATAM”). Americas 2 includes Banking, Financial Services and Insurance, Manufacturing, Hi-tech, Energy and Utilities industry sectors in the United States of America and entire business of Canada. Europe consists of United Kingdom and Ireland, Switzerland, Germany, Benelux, Nordics and Southern Europe. APMEA consists of Australia and New Zealand, India, Middle East, South East Asia, Japan and Africa.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any State Governments.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($Mn)

Three Months ended June 30, 2022
IT Services Revenue as per IFRS	$2,735.5
Effect of Foreign currency exchange movement	$43.9

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,779.4

Three Months ended June 30, 2022
IT Services Revenue as per IFRS	$2,735.5
Effect of Foreign currency exchange movement	$93.7

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$2,829.3